UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2015

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

March 13, 2015

To whom it may concern

Company Name	: Mizuho Financial Group, Inc.

Representative	: Yasuhiro Sato, President & CEO

Address	: 1-5-5 Otemachi, Chiyoda-ku, Tokyo

Security Code	: 8411 (Tokyo Stock Exchange 1st Section)

Re:    Management Changes for the Mizuho Financial Group

Mizuho Financial Group, Inc. hereby announces changes in the directors, corporate auditors and executive officers (including changes in their areas of responsibility, etc.) of the following entities within the Group:

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

Tel: +81-(0)3-5224-2026 Public Relations Department Corporate Communications Mizuho Financial Group, Inc

[Mizuho Financial Group, Inc. (MHFG)]

1.	Directors

(1)	Director Nominees to be considered at the ordinary general meeting of shareholders of MHFG on June, 2015 (“The Shareholders Meeting”)

Mr. Yasuhiro Sato*	(Reappointment)

Mr. Shusaku Tsuhara*	(New appointment)

Mr. Ryusuke Aya*	(Reappointment)

Mr. Junichi Shinbo*	(Reappointment)

Mr. Koji Fujiwara*	(Reappointment)

Mr. Hideyuki Takahashi	(Reappointment)

Mr. Nobukatsu Funaki	(Reappointment)

Mr. Mitsuo Ohashi	(Reappointment, Outside Director)

Mr. Tetsuo Seki	(New appointment, Outside Director)

Mr Takashi Kawamura	(Reappointment, Outside Director)

Mr. Tatsuo Kainaka	(Reappointment, Outside Director)

Mr. Hirotake Abe	(New appointment, Outside Director)

Ms. Hiroko Ota	(Reappointment, Outside Director)

Total of 13 nominees

(Note) Asterisks indicate directors expected to concurrently serve as executive officers.

(2)	Directors scheduled to retire at the end of the Shareholders Meeting

Mr. Yasunori Tsujita	(Currently Director, Deputy President & Executive Officer (Representative Executive Officer) and scheduled to be Director (not full-time) as of April 1, 2015)

Mr. Akihiko Nomiyama	(Currently Outside Director)

Mr. Kanemitsu Anraku	(Currently Outside Director)

(3)	Chairman and Deputy Chairman of the Board of Directors to be considered at the Board meeting to be held following the Shareholders Meeting

Appointee as Chairman

Ms. Hiroko Ota

Appointee as Deputy Chairman

Mr. Hideyuki Takahashi

(4)	Members of Committees to be considered at the Board meeting to be held following the Shareholders Meeting

Nominating Committee

Chairman	Mr. Mitsuo Ohashi	(Outside Director)

Member	Mr. Takashi Kawamura	(Outside Director)

Member	Mr. Tatsuo Kainaka	(Outside Director)

Member	Ms. Hiroko Ota	(Outside Director)

Compensation Committee

Chairman	Mr. Tatsuo Kainaka	(Outside Director)

Member	Mr. Tetsuo Seki	(Outside Director)

Member	Mr. Takashi Kawamura	(Outside Director)

Audit Committee

Chairman	Mr. Hideyuki Takahashi

Member	Mr. Tetsuo Seki	(Outside Director)

Member	Mr. Tatsuo Kainaka	(Outside Director)

Member	Mr. Hirotake Abe	(Outside Director)

Member	Mr. Nobukatsu Funaki

Risk Committee

Chairman	Mr. Hideyuki Takahashi

Member	Mr. Hidetaka Kawakita	(Outside Expert)

Member	Ms. Izumi Kobayashi	(Outside Expert)

(Note) Mr. Hidetaka Kawakita and Ms. Izumi Kobayashi are outside experts appointed by the Board of Directors of MHFG.

(5)	Brief Personal Records of Newly Nominated Directors

Name	Shusaku Tsuhara

Date of Birth	Jan. 6, 1960

Education	Mar. 1983	Graduated from Faculty of Economics, Keio University

Business Experience	Joined in Apr. 1983

	Apr. 2010	Executive Officer, General Manager of Executive Secretariat of Mizuho Financial Group, Inc.

	Apr. 2012	Managing Executive Officer of the former Mizuho Bank, Ltd.

	July 2013	Managing Executive Officer of Mizuho Bank, Ltd. (current)

Name	Tetsuo Seki

Date of Birth	July 29, 1938

Education	Mar. 1963	Graduated from School of Economics, Osaka University

Business Experience	Apr. 1963	Joined Yawata Iron & Steel Co., Ltd.

	June 1993	Director of Nippon Steel Corporation

	Apr. 1997	Managing Director

	Apr. 2000	Representative Director and Executive Vice President

	June 2003	Executive Advisor

	June 2004	Senior Corporate Auditor

	June 2004	Independent Director of Terumo Corporation (until Sep. 2008)

	Mar. 2007	Outside Director of Sapporo Holdings Limited (until Sep. 2008)

	June 2007	Outside Director of Tokyo Financial Exchange Inc. (until Sep. 2008)

	Oct. 2007	Chairperson of The Japan Corporate Auditors Association (until Oct. 2008)

	Oct. 2007	Outside Director of Japan Post Holdings Co., Ltd. (until Sep. 2008)

	June 2008	Executive Advisor of Nippon Steel Corporation (until Sep. 2008)

	Oct. 2008	President (Representative Director) of The Shoko Chukin Bank, Ltd.

	June 2013	General Advisor (current)

Name	Hirotake Abe

Date of Birth	Nov. 13, 1944

Education	Mar. 1968	Graduated from Faculty of Commerce, Chuo University

	Aug. 1984	Completed Wharton International Advanced Management Program, The Wharton School of the University of Pennsylvania

Business Experience	Jan. 1970	Joined Tohmatsu Awoki & Co.

	June 1985	Temporarily transferred Deloitte & Touche New York Office

	July 1990	Senior Partner of Tomatsu & Co.

	June 2001	CEO (until May 2007)

	June 2004	Executive Member of Deloitte Touche Tohmatsu Limited

	June 2007	Senior Adviser of Deloitte Touche Tohmatsu (until Dec. 2009)

	Jan. 2010	Established the Certified Public Accountant Hirotake Abe Office (current)

	June 2010	Corporate Auditor of CONEXIO Corporation (current)

	June 2010	Corporate Auditor of Sumitomo Metal Industries, Ltd. (until Oct. 2012)

	June 2011	Corporate Auditor of Honda Motor Co., Ltd. (current)

	Oct. 2012	Corporate Auditor of NIPPON STEEL & SUMITOMO METAL CORPORATION (current)

2.	Changes in Executive Officers

Name	New Position (Effective as of April 1, 2015)		Current Position

Mr. Toshitsugu Okabe	Deputy President & Executive Officer*[1] (Representative Executive Officer)	Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking) and Strategic Planning (Priority Assignments)	Deputy President & Executive Officer*[1]	Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking)

Mr. Akira Sugano	Senior Managing Executive Officer*[1]	Head of Strategic Planning and Management Control (International Banking, Investment Banking, Transaction and Asset Management) and Strategic Planning (Priority Assignments)	Senior Managing Executive Officer*[1]	Head of Strategic Planning and Management Control (International Banking, Investment Banking and Asset Management)

Mr. Shusaku Tsuhara	Senior Managing Executive Officer*1	Head of Compliance Group	—

Mr. Tetsuhiko Saito	Senior Managing Executive Officer*[1]	Head of Personal Banking Unit	Managing Executive Officer*[2]	Head of Personal Banking Unit and Head of Retail Banking Unit

Mr. Katsunobu Motohashi	Managing Executive Officer*[1]	Head of Asset Management Unit	Managing Executive Officer*[2]	Head of Asset Management Unit

Name	New Position (Effective as of April 1, 2015)		Current Position

Mr. Keiichiro Ogushi	Managing Executive Officer*[1]	Head of Retail Banking Unit and Head of Corporate Banking Unit	—

Mr. Tatsufumi Sakai	Managing Executive Officer*[1]	Head of International Banking Unit	Managing Executive Officer*[2]	Head of International Banking Unit

Mr. Daisuke Yamada	Managing Executive Officer*[1]	Head of Corporate Banking Unit (Large Corporations)	Managing Executive Officer*[2]	Head of Corporate Banking Unit (Large Corporations)

Mr. Kazuya Kobayashi	Managing Executive Officer*[1]	Head of Investment Banking Unit and Head of Transaction Banking Unit	Managing Executive Officer*[2]	Head of Investment Banking Unit

Mr. Kenji Tsujitsugu	Managing Executive Officer*[1]	Head of Financial Institutions & Public Sector Business Unit	—

Mr. Satoshi Ishii	Managing Executive Officer*[1]	Head of Human Resources Group	Executive Officer*[2]	General Manager of Corporate Secretariat and General Manager for Executive Secretariat

Mr. Hiroshi Suehiro	Senior Managing Executive Officer*[2]	In charge of Compliance with US FBO Regulation	Managing Executive Officer*[2]	In charge of Compliance with US FBO Regulation

Mr. Kouji Arita	Managing Executive Officer*[2]	Joint Head of Operations Group	Executive Officer*[2]	General Manager of Operations Planning Division

Mr. Masahiro Otsuka	Managing Executive Officer*[2]	Joint Head of Personal Banking Unit	Executive Officer*[2]	General Manager of Retail Banking Coordination Division

Name	New Position (Effective as of April 1, 2015)		Current Position

Mr. Masato Monguchi	Managing Executive Officer*[2]	Deputy Head of Risk Management Group and Deputy Head of Compliance Group	Managing Executive Officer*[2]	Deputy Head of Compliance Group

Mr. Tatsuya Yamada	Managing Executive Officer*[2]	Deputy Head of IT & Systems Group and Deputy Head of Operations Group	Managing Executive Officer*[2]	Deputy Head of IT & Systems Group

Mr. Hiroto Koda	Managing Executive Officer*[2]	Deputy Head of Retail Banking Unit and Deputy Head of Corporate Banking Unit	—

Mr. Naomi Tsumura	Managing Executive Officer*[2]	Deputy Head of Compliance Group	—

Mr. Yasuto Hamanishi	Managing Executive Officer*[2]	Deputy Head of Corporate Banking Unit	—

Mr. Hidenobu Mukai	Executive Officer*[2]	General Manager of Personal Banking Coordination Division	—	General Manager of Corporate Planning Division

Mr. Masamichi Ishikawa	Executive Officer*[2]	General Manager of Asset Management Coordination Division	—	General Manager of Asset Management Coordination Division

Mr. Makoto Umemiya	Executive Officer*[2]	General Manager of Financial Planning Division	—	General Manager of Financial Planning Division

Mr. Goji Fujishiro	Executive Officer*[2]	General Manager of Executive Secretariat	—	General Manager of Executive Secretariat

Name	New Position (Effective as of April 1, 2015)		Current Position

Mr. Shuji Kojima	Executive Officer*[2]	General Manager of Compliance Division	—	General Manager of Compliance Division

Mr. Naoto Takahashi	Executive Officer*[2]	General Manager of Next - Generation IT Systems Coordination Project Team and General Manager for Strategic Planning Group	—	General Manager of Next - Generation IT Systems Coordination Project Team and General Manager for Corporate Planning Division

Mr. Yasunori Tsujita	Director (not full-time)		Director, Deputy President & Executive Officer*[1] (Representative Executive Officer)	Head of Internal Control (Risk Management, Human Resources and Compliance) and Head of Compliance Group

Mr. Masayuki Hoshi	Retired		Managing Executive Officer*[1]	Head of Financial Institutions & Public Sector Business Unit and Head of Transaction Banking Unit

Mr. Tomoshige Jingu	Retired		Managing Executive Officer*[1]	Head of Human Resources Group

Mr. Masayuki Yonetani	Retired		Managing Executive Officer*[2]	Head of Corporate Banking Unit

Name	New Position (Effective as of April 1, 2015)	Current Position

Mr. Takeru Watanabe	Retired	Managing Executive Officer*[2]	Deputy Head of Personal Banking Unit and Deputy Head of Retail Banking Unit

Mr. Tsuyoshi Hatsuzawa	Retired	Managing Executive Officer*[2]	Deputy Head of Risk Management Group

Mr. Kenichi Minamitani	Retired	Managing Executive Officer*[2]	Deputy Head of Compliance Group

Mr. Shuzo Fujii	Retired	Managing Executive Officer*[2]	Deputy Head of Corporate Banking Unit

Mr. Masaya Usuha	Retired	Managing Executive Officer*[2]	Deputy Head of Operations Group

Mr. Akira Nakamura	Retired	Executive Officer*[2]	General Manager of Corporate Banking Coordination Division (Large Corporations)

(Note)	*1: Executive Officers as Defined in the Companies Act
*2: Executive Officers as Defined in Our Internal Regulations

(Brief Personal Record of New Representative Executive Officer)

Name	Toshitsugu Okabe

Date of Birth	May 2, 1956

Education	Mar. 1980	Graduated from Faculty of Law, Chuo University

Business Experience	Joined in Apr. 1980

	Apr. 2008	Executive Officer, General Manager of Executive Secretariat of Mizuho Financial Group, Inc.

	Apr. 2009	Managing Executive Officer of the former Mizuho Bank, Ltd.

	Apr. 2012	Managing Executive Officer, Head of Retail Banking Unit
Managing Executive Officer (not full-time), in charge of coordination with Retail Banking Unit of the former Mizuho Bank, Ltd. of the former Mizuho Corporate Bank, Ltd.

	Apr. 2013	Deputy President & Executive Officer, Deputy President (Personal Banking Unit and Retail Banking Unit) of Mizuho Financial Group, Inc.
Deputy President, Deputy President (Personal Banking Unit and Retail Banking Unit) and Head of Internal Audit Group of the former Mizuho Bank, Ltd. (until July 2013)
Deputy President & Executive Officer, Deputy President (In charge of coordination with Personal Banking Unit and Retail Banking Unit of the former Mizuho Bank, Ltd.) and Head of Internal Audit Group of the former Mizuho Corporate Bank, Ltd. (until July 2013)

	June 2013	Deputy President, Deputy President (Personal Banking Unit and Retail Banking Unit) of Mizuho Financial Group, Inc. (until Sep. 2013)

	July 2013	Deputy President, Deputy President (Personal Banking Unit and Retail Banking Unit) and Head of Internal Audit Group of Mizuho Bank, Ltd. (until Apr. 2014)

	Sep. 2013	Deputy President, Deputy President (Personal Banking Unit and Retail Banking Unit) and Head of Compliance Group of Mizuho Financial Group, Inc. (until Apr. 2014)

	Nov. 2013	Managing Executive Officer, in charge of Compliance Group of Mizuho Trust & Banking Co., Ltd.
Managing Executive Officer, in charge of Compliance Group of Mizuho Securities Co., Ltd.

	Apr. 2014	Deputy President, Deputy President (Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking)) of Mizuho Financial Group, Inc.

	June 2014	Deputy President & Executive Officer, Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking) (current)

Number of shares of our common stock owned (as of September 30, 2014): 556,900

(Brief Personal Records of New Executive Officers)

Name	Shusaku Tsuhara

Date of Birth

Education	See “Brief Personal Records of Newly Nominated Directors”

Business Experience

Name	Keiichiro Ogushi

Date of Birth	Aug. 20, 1960

Education	Mar. 1983	Graduated from Faculty of Law, Keio University

Business Experience	Joined in Apr. 1983

	Apr. 2009	General Manager of Corporate Banking Division No. 12 of the former Mizuho Corporate Bank, Ltd.

	Apr. 2011	Executive Officer, General Manager of Corporate Banking Coordination Division

Apr. 2012

Executive Officer, General Manager of Corporate Banking Coordination Division (Large Corporations) of the former Mizuho Bank, Ltd.

Executive Officer, General Manager of Corporate Banking Coordination Division (Large Corporations) of the former Mizuho Corporate Bank, Ltd.

	Apr. 2013	Managing Executive Officer of the former Mizuho Bank, Ltd. Managing Executive Officer of the former Mizuho Corporate Bank, Ltd.

	July 2013	Managing Executive Officer of Mizuho Bank, Ltd. (current)

Name	Kenji Tsujitsugu

Date of Birth	Nov. 12, 1962

Education	Mar. 1985	Graduated from Faculty of Economics, Kyoto University

Business Experience	Joined in Apr. 1985

	Apr. 2010	General Manager of Financial Institutions & Public Sector Business Coordination Department of the former Mizuho Corporate Bank, Ltd.

	Apr. 2011	General Manager of Financial Institutions Banking Division No. 2

	Apr. 2012	General Manager of Fukuoka Corporate Banking Division

	Apr. 2013	Executive Officer, General Manager of Fukuoka Corporate Banking Division

	July 2013	Executive Officer, General Manager of Fukuoka Corporate Banking Division of Mizuho Bank, Ltd. (current)

Name	Hiroto Koda

Date of Birth	June 8, 1959

Education	Mar. 1982	Graduated from Faculty of Economics, Hitotsubashi University

Business Experience	Joined in Apr. 1982

	May 2009	Executive Officer, General Manager of Global Corporate Planning Dept., Mizuho Securities Co., Ltd.

	Apr. 2011	Managing Executive Officer, in charge of Global Corporate Planning Dept., Strategic Research Dept., Overseas Office Administration Dept., Beijing Representative Office, Shanghai Representative Office, Mumbai Representative Office, BCP Office and Corporate Communications Dept.

	Apr. 2012	Managing Executive Officer, in charge of Corporate Planning Dept., Business Planning & Promotion Dept., Strategic Research Dept. and Corporate Communications Dept.

	Jan. 2013	Managing Executive Officer, Head of Strategic Planning Group

	Apr. 2014	Managing Executive Officer, Head of Corporate Investment Services & Retail Business Division, Joint Head of Strategic Planning Group

	Oct. 2014	Managing Executive Officer, Head of Corporate Investment Services & Retail Business Division, Attached to Strategic Planning Group (current)

Name	Naomi Tsumura

Date of Birth	Aug. 12, 1959

Education	Mar. 1982	Graduated from Faculty of Business and Commerce, Keio University

Business Experience	Joined in Apr. 1982

	May 2009	Joint Head of Asset Management Group, Mizuho Securities Co., Ltd.

	Apr. 2011	Executive Officer, in charge of Executive Secretariat and Human Resources Dept.

	Apr. 2012	Executive Officer, Head of Compliance Division, in charge of Administration Dept., Executive Secretariat, Human Resources Dept. and Legal Dept.

	Jan. 2013	Executive Officer, Head of Human Resources Group, in charge of Executive Secretariat

	Apr. 2013	Executive Officer, Joint Head of Internal Audit Division (current)

Name	Yasuto Hamanishi

Date of Birth	Oct. 11, 1959

Education	Mar. 1984	Graduated from Faculty of Commerce, Doshisha University

Business Experience	Joined in Apr. 1984

	Apr. 2010	Head of Capital Markets Group, Mizuho Securities Co., Ltd.

	Apr. 2012	Executive Officer, Head of Capital Markets Group (current)

Name	Hidenobu Mukai

Date of Birth	Oct. 27, 1963

Education	Mar. 1987	Graduated from Faculty of Business and Commerce, Keio University

Business Experience	Joined in Apr. 1987

	Oct. 2008	Head of Project Management Office of the former Mizuho Bank, Ltd.

	July 2011	General Manager of Personal Marketing Division

Apr. 2013

General Manager of Corporate Planning Division of Mizuho Financial Group, Inc. (current)

General Manager of Corporate Planning Division of the former Mizuho Bank, Ltd.

General Manager of Corporate Planning Division of the former Mizuho Corporate Bank, Ltd.

	July 2013	General Manager of Corporate Planning Division of Mizuho Bank, Ltd. (current)

Name	Masamichi Ishikawa

Date of Birth	Mar. 28, 1964

Education	Mar. 1987	Graduated from School of Political Science and Economics, Waseda University

Business Experience	Joined in Apr. 1987

	Jan. 2010	Deputy General Manager of Derivative Products Division of the former Mizuho Corporate Bank, Ltd.

Apr. 2012

General Manager of Asset Management Coordination Division of the former Mizuho Bank, Ltd. (until July 2013)

General Manager of Asset Management Coordination Division of the former Mizuho Corporate Bank, Ltd. (until July 2013)

	Apr. 2013	General Manager of Asset Management Coordination Division of Mizuho Financial Group, Inc. (current)

	July 2013	General Manager of Asset Management Coordination Division of Mizuho Bank, Ltd. (current)

Name	Makoto Umemiya

Date of Birth	Dec. 23, 1964

Education	Mar. 1987	Graduated from School of Economics, Osaka University

Business Experience	Joined in Apr. 1987

	Jan. 2006	Deputy General Manager of Portfolio Management Division of the former Mizuho Corporate Bank, Ltd.

	Apr. 2012	General Manager of Osaka Branch of the former Mizuho Bank, Ltd.

	Apr. 2014	General Manager of Financial Planning Division of Mizuho Financial Group, Inc. (current) General Manager of Financial Planning Division of Mizuho Bank, Ltd. (current)

Name	Goji Fujishiro

Date of Birth	Jan. 5, 1965

Education	Mar. 1987	Graduated from Faculty of Economics, Keio University

Business Experience	Joined in Apr. 1987

	Apr. 2010	General Manager of Shinagawa Branch of the former Mizuho Bank, Ltd.

	Apr. 2012	General Manager of Corporate Banking Division No. 17 of the former Mizuho Corporate Bank, Ltd.

	July 2013	General Manager of Corporate Banking Division No. 17 of Mizuho Bank, Ltd.

	Apr. 2014	General Manager of Executive Secretariat of Mizuho Financial Group, Inc. (current) General Manager of Executive Secretariat of Mizuho Bank, Ltd. (current)

Name	Shuji Kojima

Date of Birth	Jan. 9, 1965

Education	Mar. 1987	Graduated from School of Commerce, Meiji University

Business Experience	Joined in Apr. 1987

	July 2009	Head of Subsidiaries and Affiliates Management Office of the former Mizuho Bank, Ltd.

	July 2011	General Manager of Shinjuku-Nishiguchi Branch and General Manager of Shinjuku-Nishiguchi Branch Division I

	Apr. 2013	General Manager of Commercial Finance Division for Small Corporations of the former Mizuho Bank, Ltd.

	Nov. 2013	General Manager of Compliance Division of Mizuho Financial Group, Inc. (current) General Manager of Compliance Division of Mizuho Bank, Ltd. (current)

Name	Naoto Takahashi

Date of Birth	Jan. 11, 1965

Education	Mar. 1987	Graduated from Faculty of Economics, Keio University

Business Experience	Joined in Apr. 1987

	Apr. 2008	Deputy General Manager of Corporate Planning of Mizuho Financial Group, Inc.

	Dec. 2011	Joint General Manager of Corporate Planning Division of the former Mizuho Bank, Ltd. (until Apr. 2013)

	Apr. 2012	Joint General Manager of Corporate Planning Division of Mizuho Financial Group, Inc. Joint General Manager of Corporate Planning Division of the former Mizuho Corporate Bank, Ltd.

	Apr. 2013	General Manager of Nihonbashi Branch Division No. 2 of the former Mizuho Bank, Ltd.

Oct. 2014

General Manager of Next-Generation IT Systems Coordination Project Team and General Manager for Corporate Planning Division of Mizuho Financial Group, Inc. (current)

General Manager for Corporate Planning Division of Mizuho Bank, Ltd. (current)

General Manager for Corporate Planning Department of Mizuho Trust & Banking Co., Ltd. (current)

(Reference) Shown below are Executive Officers as of April 1, 2015.

Executive Officers as Defined in the Companies Act

President & CEO (Representative Executive Officer)*	Mr. Yasuhiro Sato

Deputy President & Executive Officer (Representative Executive Officer)	Mr. Toshitsugu Okabe	Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking) and Strategic Planning (Priority Assignments)

Deputy President & Executive Officer	Mr. Daisaku Abe	Head of IT & Systems Group and Head of Operations Group

Senior Managing Executive Officer	Mr. Tadashi Kanki	Head of Internal Audit Group

Senior Managing Executive Officer	Mr. Akira Sugano	Head of Strategic Planning and Management Control (International Banking, Investment Banking, Transaction and Asset Management) and Strategic Planning (Priority Assignments)

Senior Managing Executive Officer	Mr. Shusaku Tsuhara	Head of Compliance Group

Senior Managing Executive Officer	Mr. Tetsuhiko Saito	Head of Personal Banking Unit

Managing Executive Officer	Mr. Junichi Kato	Head of Markets Unit

Managing Executive Officer	Mr. Katsunobu Motohashi	Head of Asset Management Unit

Managing Executive Officer	Mr. Keiichiro Ogushi	Head of Retail Banking Unit and Head of Corporate Banking Unit

Managing Executive Officer	Mr. Tatsufumi Sakai	Head of International Banking Unit

Managing Executive Officer	Mr. Daisuke Yamada	Head of Corporate Banking Unit (Large Corporations)

Managing Executive Officer*	Mr. Ryusuke Aya	Head of Risk Management Group

Managing Executive Officer*	Mr. Junichi Shinbo	Head of Financial Control & Accounting Group

Managing Executive Officer*	Mr. Koji Fujiwara	Head of Strategic Planning Group

Managing Executive Officer	Mr. Kazuya Kobayashi	Head of Investment Banking Unit and Head of Transaction Banking Unit

Managing Executive Officer	Mr. Kenji Tsujitsugu	Head of Financial Institutions & Public Sector Business Unit

Managing Executive Officer	Mr. Satoshi Ishii	Head of Human Resources Group

(Note) Asterisks indicate executive officers expected to concurrently serve as directors.

Executive Officers as Defined in Our Internal Regulations

Deputy President & Executive Officer	Mr. Masaaki Kono	Deputy President (Western Japan (Kinki, Chugoku, and Shikoku regions))

Senior Managing Executive Officer	Mr. Hiroshi Suehiro	In charge of Compliance with US FBO Regulation

Managing Executive Officer	Mr. Haruki Nakamura	Joint Head of IT & Systems Group

Managing Executive Officer	Mr. Kouji Arita	Joint Head of Operations Group

Managing Executive Officer	Mr. Masahiro Otsuka	Joint Head of Personal Banking Unit

Managing Executive Officer	Mr. Tadashi Ohi	Deputy Head of Human Resources Group

Managing Executive Officer	Mr. Shinya Tanaka	Deputy Head of Investment Banking Unit

Managing Executive Officer	Mr. Masato Monguchi	Deputy Head of Risk Management Group and Deputy Head of Compliance Group

Managing Executive Officer	Mr. Makoto Okayama	Deputy Head of Corporate Banking Unit (Large Corporations), Deputy Head of Corporate Banking Unit and Deputy Head of Financial Institutions & Public Sector Business Unit

Managing Executive Officer	Mr. Nobumitsu Watanabe	Deputy Head of International Banking Unit, Deputy Head of Investment Banking Unit, Deputy Head of Transaction Banking Unit and Deputy Head of Markets Unit

Managing Executive Officer	Mr. Kazuhisa Sawa	Deputy Head of Strategic Planning Group, Deputy Head of Financial Control & Accounting Group, Deputy Head of IT & Systems Group and Deputy Head of Operations Group

Managing Executive Officer	Mr. Takashi Kamada	Deputy Head of Personal Banking Unit and Deputy Head of Retail Banking Unit

Managing Executive Officer	Mr. Yoshihito Bando	Deputy Head of Asset Management Unit

Managing Executive Officer	Mr. Hideo Gamou	Deputy Head of Asset Management Unit

Managing Executive Officer	Mr. Shuichi Shimada	Deputy Head of International Banking Unit, Deputy Head of Investment Banking Unit and Deputy Head of Strategic Planning Group

Managing Executive Officer	Mr. Hidefumi Kobayashi	Deputy Head of Financial Control & Accounting Group and Deputy Head of Risk Management Group

Managing Executive Officer	Mr. Yoshio Shimizu	Deputy Head of International Banking Unit and Deputy Head of Investment Banking Unit

Managing Executive Officer	Mr. Tatsuya Yamada	Deputy Head of IT & Systems Group and Deputy Head of Operations Group

Managing Executive Officer	Mr. Tetsuhiro Sakamoto	Deputy Head of Human Resources Group

Managing Executive Officer	Mr. Junichi Yamada	Deputy Head of Financial Institutions & Public Sector Business Unit and Deputy Head of Markets Unit

Managing Executive Officer	Mr. Masuo Fukuda	Deputy Head of Corporate Banking Unit(Large Corporations)

Managing Executive Officer	Mr. Shinya Hanamura	Deputy Head of Financial Institutions & Public Sector Business Unit

Managing Executive Officer	Mr. Hiroto Koda	Deputy Head of Retail Banking Unit and Deputy Head of Corporate Banking Unit

Managing Executive Officer	Mr. Naomi Tsumura	Deputy Head of Compliance Group

Managing Executive Officer	Mr. Yasuto Hamanishi	Deputy Head of Corporate Banking Unit

Executive Officer	Mr. Kouji Yonei	General Manager of IT & Systems Planning Division

Executive Officer	Mr. Takahiko Yasuhara	General Manager of International Coordination Division

Executive Officer	Mr. Shinji Taniguchi	General Manager of Investment Banking Coordination Division

Executive Officer	Mr. Hidenobu Mukai	General Manager of Personal Banking Coordination Division

Executive Officer	Mr. Masamichi Ishikawa	General Manager of Asset Management Coordination Division

Executive Officer	Mr. Makoto Umemiya	General Manager of Financial Planning Division

Executive Officer	Mr. Goji Fujishiro	General Manager of Executive Secretariat

Executive Officer	Mr. Shuji Kojima	General Manager of Compliance Division

Executive Officer	Mr. Naoto Takahashi	General Manager of Next-Generation IT Systems Coordination Project Team

[Mizuho Bank., Ltd. (MHBK)]

Name	New Position (Effective as of April 1, 2015)		Current Position

Mr. Shusaku Tsuhara	Senior Managing Director and Senior Managing Executive Officer	Head of Compliance Group	Managing Executive Officer	In charge of Corporate Banking

Mr. Hiroshi Suehiro	Senior Managing Executive Officer	Head of the Americas	Managing Executive Officer	Head of the Americas

Mr. Takeshi Watanabe	Senior Managing Executive Officer	Co-Head of Credit Group	Managing Executive Officer	Co-Head of Credit Group

Mr. Masayuki Yonetani	Managing Executive Officer	Head of Internal Audit Group	Managing Executive Officer	Head of Corporate Banking Unit

Mr. Tomoshige Jingu	Managing Executive Officer	In charge of Corporate Banking	Managing Executive Officer	Head of Human Resources Group

Mr. Keiichiro Ogushi	Managing Executive Officer	Head of Retail Banking Unit and Head of Corporate Banking Unit	Managing Executive Officer	In charge of Corporate Banking

Mr. Kazuya Kobayashi	Managing Executive Officer	Head of Investment Banking Unit and Head of Transaction Banking Unit	Managing Executive Officer	Head of Investment Banking Unit

Mr. Masahiro Miwa	Managing Executive Officer	In charge of Corporate Banking	Executive Officer	General Manager of Corporate Banking Division No.9

Mr. Kouji Arita	Managing Executive Officer	Joint Head of Operations Group	Executive Officer	General Manager of Operations Planning Division

Mr. Takanori Nishiyama	Managing Executive Officer	In charge of Corporate Banking	Executive Officer	General Manager of Omiya Branch

Name	New Position (Effective as of April 1, 2015)		Current Position

Mr. Teiji Teramoto	Managing Executive Officer	Head of Europe, Middle East and Africa	Executive Officer	(Europe, Middle East and Africa)

Mr. Kenji Tsujitsugu	Managing Executive Officer	Head of Financial Institutions & Public Sector Business Unit	Executive Officer	General Manager of Fukuoka Corporate Banking Division

Mr. Masahiro Otsuka	Managing Executive Officer	Head of Personal Banking Unit	Executive Officer	General Manager of Retail Banking Coordination Division

Mr. Hiroyuki Mori	Managing Executive Officer	In charge of Corporate Banking	Executive Officer	General Manager of Kobunacho Branch Division No.2

Mr. Satoshi Ishii	Managing Executive Officer	Head of Human Resources Group	Executive Officer	General Manager of Corporate Secretariat and General Manager for Executive Secretariat

Mr. Hisaaki Hirama	Executive Officer	General Manager of Nagoya Corporate Banking Division	Executive Officer	General Manager of Marunouchi-chuo Division No.1

Mr. Yasuyuki Shibata	Executive Officer	General Manager of Americas Treasury Division	—	General Manager of Americas Treasury Division

Mr. Koichi Iida	Executive Officer	General Manager of Corporate Banking Division No.10	—	General Manager of Corporate Banking Division No.10

Mr. Toyoki Oka	Executive Officer	General Manager for International Banking Unit, Mizuho Bank (China), Ltd.	—	General Manager for International Coordination Division, Mizuho Bank (China), Ltd.

Name	New Position (Effective as of April 1, 2015)		Current Position

Mr. Ryuuichirou Oomori	Executive Officer	General Manager of Loan Business Development Division	—	General Manager of Loan Business Development Division

Mr. Takeshi Oka	Executive Officer	General Manager for Business Collaboration Division (Securities & Trust Services)	—	General Manager of Group Human Resources Division

Mr. Masanobu Kobayashi	Executive Officer	General Manager of Americas Corporate Banking Division No.1	—	General Manager of Americas Corporate Banking Division No.1

Mr. Tooru Koike	Executive Officer	General Manager of Wealth Marketing Division	—	General Manager of Wealth Marketing Division

Mr. Yohei Senba	Executive Officer	General Manager of Branch Banking Division No.3	—	General Manager of Branch Banking Division No.3

Mr. Hidenobu Mukai	Executive Officer	General Manager of Personal Banking Coordination Division	—	General Manager of Corporate Planning Division

Mr. Masaki Seki	Executive Officer	General Manager of Singapore Corporate Banking Division	—	General Manager of Singapore Corporate Banking Division

Mr. Masamichi Ishikawa	Executive Officer	General Manager of Asset Management Coordination Division	—	General Manager of Asset Management Coordination Division

Mr. Nobuhisa Zama	Executive Officer	General Manager of International Credit Division	—	General Manager of International Credit Division

Name	New Position (Effective as of April 1, 2015)		Current Position

Mr. Motonori Wakabayashi	Executive Officer	General Manager of Industry Research Division	—	General Manager of Industry Research Division

Mr. Makoto Umemiya	Executive Officer	General Manager of Financial Planning Division	—	General Manager of Financial Planning Division

Mr. Goji Fujishiro	Executive Officer	General Manager of Executive Secretariat	—	General Manager of Executive Secretariat

Mr. Shuji Kojima	Executive Officer	General Manager of Compliance Division	—	General Manager of Compliance Division

Mr. Naoto Takahashi	Executive Officer	General Manager for Strategic Planning Group	—	General Manager for Corporate Planning Division

Mr. Yasunori Tsujita	Retired		Deputy President and Deputy President & Executive Officer	Head of Compliance Group

Mr. Atsushi Narikawa	Retired		Managing Executive Officer	Head of Europe, Middle East and Africa

Mr. Shiro Tomiyasu	Retired		Managing Executive Officer	Head of Internal Audit Group

Mr. Masayuki Hoshi	Retired		Managing Executive Officer	Head of Financial Institutions & Public Sector Business Unit and Head of Transaction Banking Unit

Mr. Seiichi Kondo	Retired		Managing Executive Officer	In charge of Corporate Banking

Name	New Position (Effective as of April 1, 2015)	Current Position

Mr. Takeru Watanabe	Retired	Managing Executive Officer	Head of Personal Banking Unit and Head of Retail Banking Unit

Mr. Makoto Saito	Retired	Executive Officer	General Manager of Tokyo Main Office and Tokyo Main Office Division No.1

Mr. Takahisa Shirota	Retired	Executive Officer	General Manager of Kyobashi Branch Division No.2

Mr. Takeshi Aono	Retired	Executive Officer	General Manager of ALM Division

Mr. Akira Nakamura	Retired	Executive Officer	General Manager of Corporate Banking Coordination Division (Large Corporations)

Mr. Yasuhiko Morikawa	Retired	Executive Officer	General Manager of Financial Institutions Banking Division No.1

Mr. Tsuyoshi Katayama	Retired	Executive Officer	General Manager of Main Office Municipal Division No.1

Mr. Masaya Hamamoto	Retired	Executive Officer	General Manager of Corporate Banking Division No.5

Mr. Shinichi Takiguchi	Retired	Executive Officer	General Manager of Nagoya Corporate Banking Division

The appointment of Mr. Shusaku Tsuhara as director is subject to approval at the general meeting of shareholders of MHBK to be held on April 1, 2015.

(Reference) Shown below are Directors, Corporate Auditors, and Executive Officers as of April. 1, 2015.

Directors

President & CEO (Representative Director)*	Mr. Nobuhide Hayashi

Deputy President (Representative Director)*	Mr. Masaaki Kono	Deputy President (Western Japan (Kinki, Chugoku, and Shikoku regions))

Deputy President (Representative Director)*	Mr. Kosuke Nakamura	Head of Business Promotion

Senior Managing Director (Representative Director)*	Mr. Nobuyuki Fujii	Head of Business Promotion

Senior Managing Director*	Mr. Shusaku Tsuhara	Head of Compliance Group

Managing Director*	Mr. Ryusuke Aya	Head of Risk Management Group

Managing Director*	Mr. Junichi Shinbo	Head of Financial Control & Accounting Group

Managing Director*	Mr. Koji Fujiwara	Head of Strategic Planning Group

Director	Mr. Hideyuki Takahashi

Director	Mr. Hirohisa Kashiwazaki

Director (not full-time)	Mr. Yasuhiro Sato

Director (Outside Director)	Mr. Yukio Machida

Director (Outside Director)	Mr. Seiji Koga

(Note) Asterisks indicate directors expected to concurrently serve as executive officers.

Corporate Auditors

Corporate Auditor (full-time)	Mr. Toshinari Iyoda

Corporate Auditor (full-time)	Mr. Makoto Kimura

Corporate Auditor (full-time)	Mr. Yuta Chiba

Corporate Auditor	Mr. Masami Ishizaka
(Outside Corporate Auditor)

Corporate Auditor	Mr. Isao Imai
(Outside Corporate Auditor)

Corporate Auditor	Mr. Toshiaki Hasegawa
(Outside Corporate Auditor)

Executive Officers

Deputy President & Executive Officer	Mr. Daisaku Abe	Head of IT & Systems Group and Head of Operations Group

Senior Managing Executive Officer	Mr. Hiroshi Suehiro	Head of the Americas

Senior Managing Executive Officer	Mr. Takeshi Watanabe	Co-Head of Credit Group

Managing Executive Officer	Mr. Junichi Kato	Head of Markets Unit

Managing Executive Officer	Mr. Katsunobu Motohashi	Head of Asset Management Unit

Managing Executive Officer	Mr. Masayuki Yonetani	Head of Internal Audit Group

Managing Executive Officer	Mr. Kiyoshi Miyake	In charge of Corporate Banking

Managing Executive Officer	Mr. Tomoshige Jingu	In charge of Corporate Banking

Managing Executive Officer	Mr. Satoshi Miyazaki	In charge of Corporate Banking

Managing Executive Officer	Mr. Keiichiro Ogushi	Head of Retail Banking Unit and Head of Corporate Banking Unit

Managing Executive Officer	Mr. Tatsufumi Sakai	Head of International Banking Unit

Managing Executive Officer	Mr. Tetsuo Iimori	Head of Branch Banking Group and in charge of Business Collaboration Division (Securities & Trust Services)

Managing Executive Officer	Mr. Daisuke Yamada	Head of Corporate Banking Unit(Large Corporations)

Managing Executive Officer	Mr. Haruki Nakamura	Joint Head of IT & Systems Group

Managing Executive Officer	Mr. Tsutomu Nomura	Co-Head of Credit Group

Managing Executive Officer	Mr. Hokuto Nakano	Head of East Asia

Managing Executive Officer	Mr. Katsuyuki Mizuma	Head of Asia & Oceania excl. East Asia

Managing Executive Officer	Mr. Yuusei Matsubara	In charge of Corporate Banking

Managing Executive Officer	Mr. Amane Oshima	Joint Head of Markets Unit

Managing Executive Officer	Mr. Yasuhisa Fujiki	In charge of Corporate Banking

Managing Executive Officer	Mr. Hikaru Shimomura	In charge of Corporate Banking

Managing Executive Officer	Mr. Ryousuke Joukou	In charge of Corporate Banking

Managing Executive Officer	Mr. Akihiro Nakanishi	In charge of Corporate Banking

Managing Executive Officer	Mr. Kazuya Kobayashi	Head of Investment Banking Unit and Head of Transaction Banking Unit

Managing Executive Officer	Mr. Masahiro Miwa	In charge of Corporate Banking

Managing Executive Officer	Mr. Kouji Arita	Joint Head of Operations Group

Managing Executive Officer	Mr. Takanori Nishiyama	In charge of Corporate Banking

Managing Executive Officer	Mr. Teiji Teramoto	Head of Europe, Middle East and Africa

Managing Executive Officer	Mr. Kenji Tsujitsugu	Head of Financial Institutions & Public Sector Business Unit

Managing Executive Officer	Mr. Masahiro Otsuka	Head of Personal Banking Unit

Managing Executive Officer	Mr. Hiroyuki Mori	In charge of Corporate Banking

Managing Executive Officer	Mr. Satoshi Ishii	Head of Human Resources Group

Executive Officer	Mr. Andrew Dewing	General Manager of Americas Corporate Banking Division No. 2

Executive Officer	Mr. Ryoichi Amino	General Manager for International Unit, President of Mizuho Bank (China), Ltd.

Executive Officer	Mr. Takashi Saito	General Manager of Derivative Products Division

Executive Officer	Mr. Hiroshi Toyoda	General Manager of Corporate Banking Division No. 6

Executive Officer	Mr. Kouji Yonei	General Manager of IT & Systems Planning Division

Executive Officer	Mr. Atsushi Sugao	General Manager of Corporate Banking Division No.8

Executive Officer	Mr. Yutaka Abe	General Manager for International Banking Unit ( Deputy CEO of Vietcombank)

Executive Officer	Mr. Eijo Daimon	General Manager of China Business Promotion Division

Executive Officer	Mr. Takashi Yonetsu	General Manager of Treasury Division

Executive Officer	Mr. Shingo Asano	General Manager of Branch Banking Division

Executive Officer	Mr. Osamu Endo	General Manager of Bangkok Branch

Executive Officer	Mr. Masatoshi Yoshihara	General Manager of International Treasury Division

Executive Officer	Mr. Seiji Imai	General Manager of Seoul Branch

Executive Officer	Ms. Atsumi Arima	General Manager of Corporate Advisory Division

Executive Officer	Mr. Hisaaki Hirama	General Manager of Nagoya Corporate Banking Division

Executive Officer	Mr. Hiroaki Oda	General Manager of Corporate Banking Division No. 11

Executive Officer	Mr. Takahiko Yasuhara	General Manager of International Coordination Division

Executive Officer	Mr. Katsunori Tomita	General Manager of Tokyo Main Office Division No. 2

Executive Officer	Mr. Shinji Taniguchi	General Manager of Investment Banking Coordination Division

Executive Officer	Mr. Yasuyuki Shibata	General Manager of Americas Treasury Division

Executive Officer	Mr. Koichi Iida	General Manager of Corporate Banking Division No. 10

Executive Officer	Mr. Toyoki Oka	General Manager for International Banking Unit, Mizuho Bank (China), Ltd.

Executive Officer	Mr. Ryuuichirou Oomori	General Manager of Loan Business Development Division

Executive Officer	Mr. Takeshi Oka	General Manager for Business Collaboration Division (Securities & Trust Services)

Executive Officer	Mr. Masanobu Kobayashi	General Manager of Americas Corporate Banking Division No. 1

Executive Officer	Mr. Tooru Koike	General Manager of Wealth Marketing Division

Executive Officer	Mr. Yohei Senba	General Manager of Branch Banking Division No. 3

Executive Officer	Mr. Hidenobu Mukai	General Manager of Personal Banking Coordination Division

Executive Officer	Mr. Masaki Seki	General Manager of Singapore Corporate Banking Division

Executive Officer	Mr. Masamichi Ishikawa	General Manager of Asset Management Coordination Divisions

Executive Officer	Mr. Nobuhisa Zama	General Manager of International Credit Division

Executive Officer	Mr. Motonori Wakabayashi	General Manager of Industry Research Division

Executive Officer	Mr. Makoto Umemiya	General Manager of Financial Planning Division

Executive Officer	Mr. Goji Fujishiro	General Manager of Executive Secretariat

Executive Officer	Mr. Shuji Kojima	General Manager of Compliance Division

Executive Officer	Mr. Naoto Takahashi	General Manager for Strategic Planning Group

[Mizuho Trust & Banking Co., Ltd. (MHTB)]

Name	New Position (Effective as of April 1, 2015)		Current Position

Mr. Masato Monguchi	Managing Director and Managing Executive Officer	Head of Risk Management Group, Head of Compliance Group and in charge of Credit Department	Managing Director and Managing Executive Officer	Head of Compliance Group

Mr. Tsuyoshi Hatsuzawa	Director		Managing Director and Managing Executive Officer	Head of Risk Management Group and in charge of Credit Department

Mr. Masayuki Satake	Director		—

Mr. Masao Yoshikawa	Deputy President & Executive Officer	Head of Business Promotion	Deputy President (Representative Director) and Deputy President & Executive Officer	Head of Business Promotion

Mr. Satoru Ochiai	Managing Executive Officer	In charge of Trust & Banking Business	Managing Executive Officer	Head of Stock Transfer Agency Unit and in charge of Trust & Banking Business

Mr. Hiroshi Kisanuki	Managing Executive Officer	Head of Stock Transfer Agency Unit and in charge of Trust & Banking Business	Executive Officer	General Manager of Trust Business Department III

Mr. Tatsuya Nakamizo	Executive Officer	General Manager of Nagoya Branch	—	General Manager of Business Department

Name	New Position (Effective as of April 1, 2015)		Current Position

Mr. Masanori Takahata	Executive Officer	General Manager of Real Estate Business Department II	—	General Manager of Real Estate Business Department II

Mr. Toshio Sobue	Executive Officer	General Manager of Compliance Department	—

Mr. Masao Kanamaru	Executive Officer	General Manager of Treasury Department	—	General Manager of Treasury Department

Mr. Takashi Otsuka	Executive Officer	General Manager of Trust Business Department III	—

Mr. Hiroaki Ehara	Executive Officer	General Manager of Trust Business Department VI	—	General Manager of Sapporo Branch

Mr. Takashi Nonaka	Senior Advisor		Chairman

Mr. Toshihiko Fukuzawa	Retired		Deputy President (Representative Director) and Deputy President & Executive Officer	Head of Business Promotion

Mr. Yoshihisa Kasahara	Retired		Managing Executive Officer	In charge of Trust & Banking Business

Mr. Yasutoshi Suzuki	Retired		Executive Officer	General Manager of Trust Business Department VI

Mr. Toshiyuki Kobayashi	Retired		Executive Officer	General Manager of Nagoya Branch

The appointment of Mr. Masayuki Satake as directors is subject to approval at the general meeting of shareholders of MHTB to be held on April 1, 2015. Mr. Satake qualifies as an “outside director” under the Companies Act.

Name	New Position (to become effective in late June 2015)	Current Position

Mr. Ryuta Nakajima	Corporate Auditor	—

Mr. Ken Endo	Retired	Corporate Auditor

The appointment of Mr. Ryuta Nakajima as corporate auditor is subject to approval at the regular general meeting of shareholders of MHTB to be held in late June 2015. Mr. Nakajima qualifies as an “outside corporate auditor” under the Companies Act.

(Brief Personal Records of Newly Nominated Outside Directors and Outside Corporate Auditors)

Name	Masayuki Satake

Date of Birth	May 16, 1948

Education	Mar. 1971	Graduated from Faculty of Business and Commerce, Keio University

Business Experience	Apr. 1971	Joined Chuo Audit Corporation

	Apr. 1985	Senior Partner

	Apr. 2007	Acting Chair of Public Interest Commission, Cabinet Office, Government of Japan

	Apr. 2010	Established the Certified Public Accountant Satake Office (current)

	Apr. 2012	Professor of Tohoku University Accounting School (until Mar. 2013)

	June 2012	Statutory Auditor of PCA CORPORATION (current)

	June 2012	Auditor of Shoji-Homu Kenkyukai (Japan Institute of Business Law) (current)

	Apr. 2013	Visiting Professor of Graduate School of Accounting & Finance, Chiba University of Commerce (current)

	June 2013	Corporate Auditor of Maezawa Kasei Industries Co., Ltd. (current)

Name	Ryuta Nakajima

Date of Birth	Nov. 9, 1957

Education	Mar. 1980	Graduated from Faculty of Law, Keio University

Business Experience	Apr. 1980	Joined The YASUDA FIRE & MARINE INSURANCE CO., LTD.

	July 2002	General Manager, Hiroshima Automobile Business Production Department, SOMPO JAPAN INSURANCE INC.

	Apr. 2005	General Manager, Financial Institution Marketing Department

	July 2005	General Manager, Production & Marketing Department

	July 2009	Executive Officer, Nagano Branch General Manager

	June 2011	Managing Executive Officer (until Sep. 2014)

	Apr. 2013	Managing Executive Officer, NIPPONKOA INSURANCE CO., LTD.

	Sep. 2014	Managing Executive Officer, SOMPO JAPAN NIPPONKOA INSURANCE INC. (current) *

(Note) * Mr. Nakajima is expected to retire as Managing Executive Officer on March 31, 2015.

(Reference) Shown below are Directors, Corporate Auditors, and Executive Officers as of April. 1, 2015.

Directors

President & CEO (Representative Director)*	Mr. Takeo Nakano

Deputy President (Representative Director)*	Mr. Tadashi Ohi	Head of Human Resources Group and Head of Internal Audit Group

Managing Director*	Mr. Masato Monguchi	Head of Risk Management Group, Head of Compliance Group and in charge of Credit Department

Managing Director*	Mr. Kazuhisa Sawa	Head of Strategic Planning, Financial Control & Accounting Group, Head of IT & Systems Group, Head of Operations Group and in charge of Executive Secretariat

Director (not full-time)	Mr. Yasuhiro Sato

Director	Mr. Tsuyoshi Hatsuzawa

Director (Outside Director)	Mr. Masayuki Satake

Director (Outside Director)	Mr. Masaru Ono

Director (Outside Director)	Mr. Eiji Ogawa

(Note) Asterisks indicate directors expected to concurrently serve as executive officers.

Corporate Auditors

Corporate Auditor (full-time)	Mr. Tooru Takeda

Corporate Auditor (full-time)	Mr. Hiroyuki Hatano

Corporate Auditor (Outside Corporate Auditor)	Mr. Tamio Kurosaki

Corporate Auditor (Outside Corporate Auditor)	Mr. Ken Endo

Executive Officers

Deputy President & Executive Officer	Mr. Masao Yoshikawa	Head of Business Promotion

Managing Executive Officer	Mr. Shinya Tanaka	Head of Real Estate Unit

Managing Executive Officer	Mr. Makoto Okayama	Head of Corporate Trust & Banking Group and Head of Consulting and Business R&D Group

Managing Executive Officer	Mr. Nobuaki Kitajima	In charge of Trust & Banking Business

Managing Executive Officer	Mr. Nobumitsu Watanabe	Head of Custody & Structured Products Unit and in charge of Treasury Department

Managing Executive Officer	Mr. Satoru Ochiai	In charge of Trust & Banking Business

Managing Executive Officer	Mr. Makio Muramoto	In charge of Trust & Banking Business

Managing Executive Officer	Mr. Takashi Kamada	Head of Private Wealth Management Business Group and in charge of Branch Administration Department

Managing Executive Officer	Mr. Yoshihito Bando	Head of Pension Business Unit and Head of Investment Management Unit

Managing Executive Officer	Mr. Hiroshi Kisanuki	Head of Stock Transfer Agency Unit and in charge of Trust & Banking Business

Executive Officer	Mr. Masashi Hara	General Manager of Real Estate Business Coordination Department

Executive Officer	Mr. Eijiro Yamanaka	General Manager of Fukuoka Branch

Executive Officer	Mr. Yutaka Sasaki	General Manager of Active Strategy Fund Management Department

Executive Officer	Mr. Isao Nakamura	General Manager of Corporate Trust & Banking Department

Executive Officer	Mr. Keisuke Saito	General Manager of Trust Business Department II

Executive Officer	Mr. Tatsuya Nakamizo	General Manager of Nagoya Branch

Executive Officer	Mr. Masanori Takahata	General Manager of Real Estate Business Department II

Executive Officer	Mr. Toshio Sobue	General Manager of Compliance Department

Executive Officer	Mr. Masao Kanamaru	General Manager of Treasury Department

Executive Officer	Mr. Takashi Otsuka	General Manager of Trust Business Department III

Executive Officer	Mr. Hiroaki Ehara	General Manager of Trust Business Department VI

[Mizuho Securities Co., Ltd. (MHSC)]

Name	New Position (Effective as of April 1, 2015)		Current Position

Mr. Hideo Gamou	Managing Director and Managing Executive Officer	In charge of Corporate Investment Services & Retail Business Division	Managing Director and Managing Executive Officer	Head of Asset Management Group

Mr. Masaya Usuha	Managing Director and Managing Executive Officer	Head of Internal Audit Division	Managing Executive Office	Head of Global Operations, Head of Operations Group

Mr. Naomi Tsumura	Managing Director and Managing Executive Officer	Head of Compliance Group	Executive Officer	Joint Head of Internal Audit Division

Mr. Yoshio Shimizu	Managing Executive Officer	Joint Head of Global Investment Banking, Joint Head of Investment Banking Division, Head of General Industries Group	Managing Executive Officer	Joint Head of Global Investment Banking, Joint Head of Investment Banking Division, Head of IB Products Group, Attached to IB Business Promotion Group

Mr. Tetsuhiko Saito	Managing Executive Officer	Co-Head of Corporate Investment Services & Retail Business Division	Managing Executive Officer	Co-Head of Corporate Investment Services & Retail Business Division, Head of Internet and Contact Center Group

Mr. Tatsuya Yamada	Managing Executive Officer	Head of Global IT, Head of IT & Systems Group, Head of Operations Group	Managing Executive Officer	Head of Global IT, Head of IT & Systems Group

Mr. Masuo Fukuda	Managing Executive Officer	Joint Head of Investment Banking Division, Head of Corporate Finance & Advisory Dept.	Managing Executive Officer	Joint Head of Investment Banking Division, Head of Investment Banking Group

Mr. Shinya Hanamura	Managing Executive Officer	Head of Public & Financial Institutions Group	Managing Executive Officer	Head of Public & Financial Institutions Group, Head of Advisory Group

Mr. Shuji Ueno	Managing Executive Officer	General Manager of Nagoya Branch, in charge of Corporate & Retail Business	Executive Officer	General Manager of Nagoya Branch

Name	New Position (Effective as of April 1, 2015)		Current Position

Mr. Yasuto Hamanishi	Managing Executive Officer	In charge of IB Business and Corporate & Retail Business	Executive Officer	Head of Capital Markets Group

Mr. Akira Nakamura	Managing Executive Officer	Head of Telecom Media Technology Group, in charge of Investment Banking Business	—

Mr. Takahisa Shirota	Managing Executive Officer	In charge of Corporate & Retail Business	—

Mr. Taiji Kumagai	Executive Officer	General Manager, Branch Business Promotion	Executive Officer	Head of Retail Business Group, Head of Wealth Management Group

Mr. Yoshihiro Kishishita	Executive Officer	In charge of Corporate & Retail Business	Executive Officer	Head of Private Banking Dept.

Mr. Tadashi Sano	Executive Officer	In charge of Corporate & Retail Business	Executive Officer	General Manager of Sapporo Branch

Mr. Atsushi Takahashi	Executive Officer	Head of Financial Planning Dept.	Executive Officer	Senior Corporate Officer(Attached to Head of Markets & Products Division and Head of Research Group)

Mr. Shinobu Yamazaki	Executive Officer	Head of Global Operations, Joint Head of Operations Group	—	Senior Executive of Operations Group

Mr. Takashi Hirakawa	Executive Officer	General Manager, Branch Business Promotion	—	Branch Promotion Officer (Attached to Head of Corporate Investment Services & Retail Business Division)

Mr. Yu Nakaoki	Executive Officer	In charge of Investment Banking Business	—	Head of Sector Coverage Dept.V

Mr. Takafumi Matake	Executive Officer	Head of Corporate Communications Dept., Head of Human Resources Dept.	—	Head of Human Resources Dept.

Mr. Taizo Tomita	Executive Officer	General Manager, Branch Business Promotion	—	Joint Head of Retail Business Group

Mr. Yuzo Kanamori	Executive Officer	Head of Syndication Group	—	Head of Corporate Planning Dept.

Name	New Position (Effective as of April 1, 2015)	Current Position

Mr. Mitsuhiro Nagahama	Senior Advisor	Chairman

Mr. Hajime Saito	Retired	Deputy President and Deputy President-Executive Officer	Head of Internal Audit Division

Mr. Kenichi Minamitani	Retired	Deputy President and Deputy President-Executive Officer	Head of Compliance Group

Mr. Shuzo Fujii	Retired	Managing Executive Officer	Joint Head of Corporate Investment Services & Retail Business Division, Head of IB Business Promotion Group

Mr. Sadanobu Takada	Retired	Managing Executive Officer	Attached to Investment Banking Group

Mr. Kazuya Yamasato	Retired	Executive Officer	General Manager of Osaka Branch, Attached to Corporate Investment Services & Retail Business Division

Mr. Yoshikiyo Yamazaki	Retired	Executive Officer	Attached to Corporate Investment Services & Retail Business Division

Mr. Satoshi Sugiyama	Retired	Executive Officer	General Manager of Head Office Sales Dept.II

The appointment of Messrs. Masaya Usuha and Naomi Tsumura as directors is subject to approval at the general meeting of shareholders of MHSC to be held on April 1, 2015.

Name	New Position (to become effective in late June 2015)	Current Position

Mr. Yasushi Higo	Director	Corporate Auditor (full-time)

Mr. Shigeru Akiyoshi	Corporate Auditor (full-time)	—

Mr. Sei Toyokawa	Corporate Auditor (full-time)	—

Mr. Yoshihisa Eguchi	Retired	Corporate Auditor (full-time)

The appointment of Mr. Yasushi Higo as director and the appointment of Messrs. Shigeru Akiyoshi and Sei Toyokawa as corporate auditors are subject to approval at the regular general meeting of shareholders of MHSC to be held in late June 2015.

(Reference) Shown below are Directors, Corporate Auditors, and Executive Officers as of April. 1, 2015.

Directors

President & CEO (Representative Director)*	Mr. Hiroshi Motoyama

Deputy President (Representative Director) and Deputy President - Executive Officer*	Mr. Yasuhiko Imaizumi	Head of Corporate Business

Deputy President and Deputy President - Executive Officer*	Mr. Yasuo Agemura	Head of Global Markets, Head of Markets & Products Division, Head of Global Business & Markets

Managing Director and Managing Executive Officer*	Mr. Hideo Gamou	In charge of Corporate Investment Services & Retail Business Division

Managing Director and Managing Executive Officer*	Mr. Shuichi Shimada	Head of Strategic Planning Group, in charge of Investment Dept.

Managing Director and Managing Executive Officer*	Mr. Hidefumi Kobayashi	Head of Global Finance, Head of Research Group, Head of Finance & Accounting Group, in charge of Due Diligence Dept.

Managing Director and Managing Executive Officer*	Mr. Masaya Usuha	Head of Internal Audit Division

Managing Director and Managing Executive Officer*	Mr. Naomi Tsumura	Head of Compliance Group

Director	Mr. Keizo Ohashi	Chairman of Mizuho Securities UK Holdings Ltd., Chairman of Mizuho International plc

Director*	Mr. Kenji Fujii	Head of Global Risk Management, Head of Risk Management Group

Director (not full-time)	Mr. Yasuhiro Sato

Director (Outside Director)	Mr. Hidetaka Kawakita

Director (Outside Director)	Mr. Masaru Ono

(Note) Asterisks indicate directors expected to concurrently serve as executive officers.

Corporate Auditors

Corporate Auditor (full-time)	Mr. Yasushi Higo

Corporate Auditor (full-time)	Mr. Yoshihisa Eguchi

Corporate Auditor (full-time) (Outside Corporate Auditor)	Mr. Hideo Etani

Corporate Auditor (Outside Corporate Auditor)	Mr. Yuji Yoshimasu

Executive Officers

Managing Executive Officer	Mr. Shingo Ishizaki	In charge of Investment Banking Business

Managing Executive Officer	Mr. Masahiro Miyamoto	Head of Global Investment Banking, Head of Investment Banking Division

Managing Executive Officer	Mr. Yoshio Shimizu	Joint Head of Global Investment Banking, Joint Head of Investment Banking Division, Head of General Industries Group

Managing Executive Officer	Mr. Katsunori Nozawa	In charge of Investment Banking Business

Managing Executive Officer	Mr. Hiroto Koda	Head of Corporate Investment Services & Retail Business Division, Attached to Strategic Planning Group

Managing Executive Officer	Mr. Tetsuhiko Saito	Co-Head of Corporate Investment Services & Retail Business Division

Managing Executive Officer	Mr. Tatsuya Yamada	Head of Global IT, Head of IT & Systems Group, Head of Operations Group

Managing Executive Officer	Mr. Tetsuhiro Sakamoto	Head of Human Resources Group, in charge of Executive Secretariat

Managing Executive Officer	Mr. Junichi Yamada	Joint Head of Markets & Products Division

Managing Executive Officer	Mr. Masuo Fukuda	Joint Head of Investment Banking Division, Head of Corporate Finance & Advisory Dept.

Managing Executive Officer	Mr. Sadamu Yoshida	In charge of Investment Banking Business

Managing Executive Officer	Mr. Shinya Hanamura	Head of Public & Financial Institutions Group

Managing Executive Officer	Mr. Kentaro Akashi	Chairman of Mizuho Securities Asia Limited, in charge of Investment Banking Business

Managing Executive Officer	Mr. Shuji Ueno	General Manager of Nagoya Branch, in charge of Corporate & Retail Business

Managing Executive Officer	Mr. Yasuto Hamanishi	In charge of IB Business and Corporate & Retail Business

Managing Executive Officer	Mr. Akira Nakamura	Head of Telecom Media Technology Group, in charge of Investment Banking Business

Managing Executive Officer	Mr. Takahisa Shirota	In charge of Corporate & Retail Business

Executive Officer	Mr. Taiji Kumagai	General Manager, Branch Business Promotion

Executive Officer	Mr. Yoshihiro Kishishita	In charge of Corporate & Retail Business

Executive Officer	Mr. Hiroshi Shibata	In charge of Corporate & Retail Business

Executive Officer	Mr. Noriyuki Nogami	General Manager of Shinjuku Branch

Executive Officer	Mr. Hiroki Takeshi	General Manager of Kyoto Branch

Executive Officer	Mr. Kazumichi Komatsu	General Manager of Shibuya Branch

Executive Officer	Mr. Keiji Maruko	In charge of Investment Banking Business

Executive Officer	Mr. Tadashi Sano	In charge of Corporate & Retail Business

Executive Officer	Mr. Takehiko Iida	General Manager, Branch Business Promotion

Executive Officer	Mr. Atsushi Takahashi	Head of Financial Planning Dept.

Executive Officer	Mr. Shinobu Yamazaki	Head of Global Operations, Joint Head of Operations Group

Executive Officer	Mr. Takashi Hirakawa	General Manager, Branch Business Promotion

Executive Officer	Mr. Yu Nakaoki	In charge of Investment Banking Business

Executive Officer	Mr. Takafumi Matake	Head of Corporate Communications Dept., Head of Human Resources Dept.

Executive Officer	Mr. Taizo Tomita	General Manager, Branch Business Promotion

Executive Officer	Mr. Yuzo Kanamori	Head of Syndication Group

Management changes for the above are on the assumption that any permission required will be obtained from the relevant authorities.